Exhibit 99.1

NEWS RELEASE

Toronto, March 19, 2019

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports 2018 Results

“Franco-Nevada’s largest investment, Cobre Panama, has now begun milling ore.  Along with improved production from a number of our key assets, we expect very good growth in our gold equivalent ounces over the next five years.  We are also seeing an increasing number of gold investment opportunities and have already added several smaller gold royalties this year,” stated David Harquail, CEO.  “Last year, our U.S. energy royalties substantially exceeded our expectations.  We expect these assets will continue to grow over the next five years.”

2018 Financial Highlights

•	447,902 Gold Equivalent Ounces[1] (GEOs) sold
•	$653.2 million in revenue
•	$105.2 million in Cash Costs[2] attributable to GEO production, or $239 per GEO
•	$519.6 million of Adjusted EBITDA[3], or $2.79 per share
•	$139.0 million of net income, or $0.75 per share
•	$217.0 million of Adjusted Net Income[4], or $1.17 per share
•	$177.8 million of cash and DRIP dividends paid

Q4/2018 Financial Highlights

•	104,877 GEOs sold
•	$148.2 million in revenue
•	$21.5 million in Cash Costs, or $208 per GEO
•	$118.7 million of Adjusted EBITDA, or $0.64 per share
•	$31.3 million of net loss, or $0.17 per share, reflecting impairment charges of $75.4 million on the Sudbury assets
•	$44.7 million of Adjusted Net Income, or $0.24 per share

Revenue and GEOs by Asset Categories
	2018		2017
	GEOs	Revenue	GEOs	Revenue
	#	(in millions)	#	(in millions)
Gold	344,107	$ 435.8	371,440	$ 467.2
Silver	61,737	78.2	77,426	98.1
PGMs	30,946	39.1	34,520	44.5
Other Mining Assets	11,112	14.0	14,359	18.2
Mining	447,902	$ 567.1	497,745	$ 628.0
Energy	—	86.1	—	47.0
	447,902	$ 653.2	497,745	$ 675.0

Revenue and GEOs by Asset Categories
	Q4/2018		Q4/2017
	GEOs	Revenue	GEOs	Revenue
	#	(in millions)	#	(in millions)
Gold	79,623	$ 98.3	88,954	$ 113.4
Silver	12,895	16.1	18,843	24.1
PGMs	8,830	11.2	8,977	11.7
Other Mining Assets	3,529	4.4	3,065	4.0
Mining	104,877	$ 130.0	119,839	$ 153.2
Energy	—	18.2	—	14.0
	104,877	$ 148.2	119,839	$ 167.2

For Q4/2018, revenue was sourced 87.7% from gold and gold equivalents (66.3% gold, 10.9% silver, 7.6% PGM and 2.9% other mining assets) and 12.3% from energy (oil, gas and NGLs). The portfolio is actively managed to maintain a focus on precious metals (gold, silver and PGM) with a target of no more than 20% from energy. Geographically, revenue was sourced 79.0% from the Americas (35.6% Latin America, 25.0% U.S. and 18.4% Canada). Operating costs and expenses decreased year-over-year, reflecting lower stream ounce deliveries.

Corporate Updates

•

Salares Norte:  On January 31, 2019, Franco-Nevada, through a wholly-owned Chilean subsidiary, acquired an existing 2% NSR on Gold Fields’ Salares Norte gold project in the Atacama region of northern Chile for $32.0 million, comprised of $27.0 million of Franco-Nevada common shares (366,499 common shares) and $5.0 million in cash. Gold Fields has an option to buy back 1% of the NSR for $6.0 million within 24 months of commercial production.

•

Valentine Lake:  On February 21, 2019, Franco-Nevada acquired a 2% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Lake Gold Camp in central Newfoundland for C$18.0 million. Marathon has an option to buy back 0.5% of the NSR for $7.0 million until December 31, 2022.

2019 Guidance

In 2019, Franco-Nevada expects attributable royalty and stream production to total 465,000 to 500,000 GEOs from its mining assets and revenue of $70 to $85 million from its energy assets. Of the royalty and stream production from mining assets, 305,000 to 335,000 GEOs are expected from Franco-Nevada’s various stream agreements. For 2019 guidance, silver, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,300/oz Au, $15.25/oz Ag, $825/oz Pt and $1,500/oz Pd. The WTI oil price is assumed to average $55 per barrel. The Company estimates depletion expense of $295 to $325 million.  2019 guidance and 5-year outlook below is based on public forecasts and other disclosure by the third-party owners and operators of our assets or our assessment thereof.

5-Year Outlook

Our outlook to 2023 assumes that the Cobre Panama project will have reached its initial 85 million tonnes per year mill throughput capacity before 2023 with no additional expansion. Using the same commodity price assumptions as were used for our 2019 guidance (see above) and assuming no other acquisitions, Franco-Nevada expects its existing portfolio to produce between 570,000 to 610,000 GEOs by 2023. Energy revenues at the same $55 per barrel WTI oil price assumption are expected to range between $140 to $160 million, and assumes all of the committed capital for the Continental Royalty Acquisition Venture is funded.

Q4/2018 Portfolio Updates

•

Mining — Latin America: GEOs from Latin American mining assets decreased in Q4/2018 to 42,435 GEOs compared with 60,568 GEOs in Q4/2017. Reduced deliveries from Candelaria and Guadalupe-Palmarejo had the largest impact.

•

Cobre Panama (gold and silver stream) – First Quantum announced on February 13, 2019 that first ore had been introduced to the milling circuit at Cobre Panama.  Ramp-up is scheduled over 2019 and 2020 with First Quantum expecting production between 140,000 – 175,000 tonnes of contained copper in 2019.  The agreement, which indexes precious metal deliveries off the copper in concentrate shipped, would equate the midpoint of 2019 production to ~59,000 GEOs due to Franco-Nevada.  There will be a delay in timing of revenue recognition from the production schedule noted above, particularly in 2019 due to shipping schedules and timing of payment for concentrates.  As a result, Franco-Nevada expects deliveries to be between 20,000 to 40,000 GEOs in 2019.

•

Candelaria (gold and silver stream) – GEOs earned from Candelaria were lower due to the temporary processing of lower grade materials as well as a delay in year-end deliveries.  Processing of higher grade ore is expected to resume later in 2019.

•	Antapaccay (gold and silver stream) – Antapaccay had a good quarter and year, and was Franco-Nevada’s largest revenue contributor for 2018.
•	Antamina (22.5% silver stream) – GEOs earned from Antamina were lower as expected and forecasted in Antamina’s 2018 life of mine plan.
•	Cerro Moro (2% royalty) – Cerro Moro began production in 2018. Franco-Nevada will benefit from the first full year of production in 2019.
•	Guadalupe-Palmarejo (50% gold stream) –GEOs sold in Q4/2018 were down year-over-year as less mining occurred on Franco-Nevada stream lands.
•

Mining — U.S.:  GEOs from U.S. mining assets increased by 9.2% in Q4/2018 compared with Q4/2017 mainly due to higher payments from Goldstrike and Bald Mountain.  GEOs received from the U.S. mining assets were 21,244 GEOs.

•

Goldstrike (2-4% royalty & 2.4-6% NPI); Gold Quarry (7.29% royalty) – Barrick and Newmont’s proposed joint venture in Nevada is expected to realize synergies.  This could positively impact the NPI royalty at Goldstrike.

•

Rosemont (1.5% royalty) – Hudbay announced in March 2019 the receipt of the final key federal permit outstanding allowing the company to advance Rosemont towards construction.  Hudbay subsequently announced that it has reached an agreement to purchase United Copper & Moly LLC’s 7.95% interest in the project and terminate the earn-in and off-take rights.  Franco-Nevada’s royalty is on all metals produced.

•

South Arturo (4-9% royalty) – Joint venture operators Barrick and Premier Gold continue to advance the construction of the El Nino underground and Phase 1 open pit.  A small amount of production is expected in 2019 with more meaningful production expected in 2020.

•

Stillwater (5% royalty) – Sibanye-Stillwater is forecasting PGM production between 645,000-675,000 ounces for 2019 as the Blitz project continues to ramp-up.  Blitz is anticipated to increase total PGM production from Stillwater by more than 50% to approximately 850,000 ounces per year by late 2021 or early 2022.

•

Fire Creek/Midas (2.5% royalty) – The fixed delivery requirement for Fire Creek/Midas was met in 2018.  The new operator, Hecla, has placed the Midas mine on care and maintenance with more focus being placed on increasing production from Fire Creek.

•	Mining — Canada: GEOs from Canadian mining assets decreased slightly in Q4/2018 to 16,066 GEOs compared with Q4/2017 mainly due to reduced payments from Sudbury and Golden Highway.
•

Brucejack (1.2% royalty) – Brucejack surpassed the approximate 500,000 gold ounce production threshold in December 2018 which triggered the start of royalty payments to Franco-Nevada.  Gold production for 2019 is expected in the range of 390,000–420,000 ounces.

•

Sudbury (50% precious metals stream) – KGHM announced that it has resumed mining the PM zone at the McCreedy mine which contains higher grade precious metal ore.  As part of the revised arrangements with KGHM, Franco-Nevada has agreed to increase its ongoing cost to $800 per GEO delivered from McCreedy until December 31, 2021.  The increase in deliveries from McCreedy will be largely offset by plans to put the Levack mine on care and maintenance at the end of March 2019.

•

Golden Highway (0.25–10% royalty) – Franco-Nevada and Kirkland Lake amended the royalty agreement on the Holloway property to a fixed 3% NSR royalty versus the previous sliding scale royalty. Kirkland Lake is now targeting approximately 20,000 ounces of production in 2019, growing to approximately 50,000 ounces by 2021.  Previously, the Holloway mine was on care and maintenance.

•	Timmins West (2.25% royalty) – Pan American Silver completed its acquisition of Tahoe Resources in February 2019, the previous operator of the Timmins West mine.
•

Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Kirkland Lake continues to advance the construction of the #4 Shaft at the Macassa mine.  Kirkland Lake has the goal of increasing production at Macassa to over 400,000 ounces per year over the next five to seven years.

•

Dublin Gulch (Eagle) (1.5–2% royalty) – Victoria Gold estimates that the Eagle Gold project is 60% complete as of January 2019 with first gold pour expected in the second half of 2019.  Eagle is expected to produce 190,000 ounces per year over a 10 year mine life.

•

Mining — Rest of World: GEOs from Rest of World mining assets were 25,132 GEOs during the quarter, a 7.1% increase compared to Q4/2017 as increased production from Subika and Tasiast positively impacted the quarter.

•

Subika (2% royalty) – Newmont declared commercial production at the Subika Underground in Q4/2018.  The second major project, the Ahafo Mill expansion, is expected to have first production and declare commercial production in the second half of 2019.

•	Duketon (2% royalty) – Regis Resources announced plans to proceed with development of an underground mining operation directly below the current Rosemont open pit.
•

Ity (1–1.5% royalty) – Franco-Nevada has a 1.5% royalty on the project until 35 tonnes of gold are produced.  With Endeavour’s increased production forecast for 2019, this threshold may be met by the end of the year.

•

Agi Dagi (2% royalty) – Alamos received its operating permit for Kirazli (not part of royalty) and expects to start earthworks at the project.  When Kirazli is constructed, the development focus is expected to shift to Agi Dagi.

•

Tasiast (2% royalty) – The Phase One (12,000 tpd) expansion is complete.  Phase Two activities are paused as Kinross continues to analyze expansion options and engages in discussions with the Government of Mauritania.

•

Energy: Revenue from the energy assets increased to $18.2 million in Q4/2018 compared to $14.0 million in Q4/2017, reflecting the additional contributions from our new investments in the SCOOP/STACK and positive year-over-year production from the Permian Basin interests.  This was partially offset by lower revenue from our Canadian assets which were negatively impacted by price differentials and other factors.

•

SCOOP/STACK (Continental) (various royalty rates) – The transaction with Continental closed on October 23, 2018 and generated $1.7 million in revenue in Q4/2018.  The Royalty Acquisition Venture is having good success at acquiring additional royalties.  As at December 31, 2018, Franco-Nevada has funded $261.8 million to the Royalty Acquisition Venture and its remaining commitment over the next three years is $258.2 million.

•

SCOOP/STACK (other) (various royalty rates) – These assets generated $3.2 million in revenue in Q4/2018 versus $1.4 million in Q4/2017, due to an increase in volumes from new wells on royalty lands.  Encana is now a significant operator over our STACK royalty lands.

•

Weyburn (NRI, ORR, WI) – Weyburn contributed $4.6 million in revenue in Q4/2018 versus $8.8 million in Q4/2017.  Revenues in the quarter were affected by lower realized prices and increased capital spending at the operation.  Looking to 2019, realized prices are expected to improve as a result of a more balanced market in western Canada and capital spending at Weyburn is expected to be lower.

•

Permian Basin (various royalty rates) – Our interests in the Permian Basin earned revenue of $6.3 million in Q4/2018 versus $0.8 million in Q4/2017, reflecting the addition of the Delaware royalties, an increase in volumes from new wells and proceeds received from prior periods.

•

Orion (4% GORR) – Orion generated $0.6 million in revenue in Q4/2018 versus $1.2 million in Q4/2017.  Revenue was negatively impacted by price differentials and government mandated volume curtailments which are both expected to improve in 2019.

Shareholder Information

The complete Consolidated Annual Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.    In addition, Franco-Nevada has released its 2019 Asset Handbook and 2019 Environmental, Social and Governance (ESG) Report with updated disclosures on our assets and ESG related initiatives.

Management will host a conference call tomorrow, Wednesday, March 20, 2019 at 10:00 a.m. Eastern Time to review Franco‑Nevada’s 2018 results, as well as discuss its 2019 and five-year outlook.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
•	Conference Call Replay until March 27: Toll-Free (888) 390-0541; International (416) 764-8677; Code 656929#
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada has a strong balance sheet and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
(416) 306-6328	(416) 306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency and available remedies, and the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Cash Costs, Adjusted EBITDA, and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mining assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For Q4/2018, the average commodity prices were as follows: $1,228 gold (2017 - $1,274), $14.55 silver (2017 - $16.70), $822 platinum (2017 - $920) and $1,157 palladium (2017 - $993).  For 2018, the average commodity prices were as follows: $1,268 gold (2017 - $1,257), $15.71 silver (2017 - $17.05), $881 platinum (2017 - $948) and $1,028 palladium (2017 - $870).

2

Cash Costs attributable to GEO production and Cash Costs per GEO are non-IFRS financial measures. Cash Costs attributable to GEO production is calculated by starting with total costs of sale and excluding depletion and depreciation, costs not attributable to GEO production such as our Energy operating costs, and other non-cash costs of sales such as costs related to our prepaid gold purchase agreement. Cash Costs is then divided by GEOs sold, excluding prepaid ounces, to arrive at Cash Costs per GEO.

3

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; and foreign exchange gains/losses and other income/expenses.

4

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS: foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; unusual non-recurring items; and the impact of income taxes on these items.

Reconciliation to IFRS measures:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2018	2017	2018	2017
Total costs of sales	$86.3	$99.0	$365.9	$415.0
Less: Depletion and depletion	(61.5)	(63.8)	(247.7)	(273.0)
Less: Energy operating costs	(1.9)	(1.2)	(5.9)	(4.6)
Less: Non-cash costs of sales	(1.4)	(3.0)	(7.1)	(7.7)
Cash Costs attributable to GEO production	$21.5	$31.0	$105.2	$129.7
GEOs, excluding prepaid ounces	103,344	116,506	439,902	489,077
Cash Costs per GEO	$208	$266	$239	$265

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2018	2017	2018	2017
Net Income	$(31.3)	$43.5	$139.0	$194.7
Income tax expense	11.7	16.9	50.1	41.3
Finance expenses	2.2	1.0	4.6	3.4
Finance income	(0.7)	(1.8)	(3.1)	(5.4)
Depletion and depreciation	61.5	63.8	247.7	273.0
Non-cash costs of sales	1.4	3.0	7.1	7.7
Impairment of royalty, stream and working interests	76.0	—	76.0	—
Impairment of investments	—	4.5	—	4.5
Gain on investments	—	(2.0)	—	(2.0)
Foreign exchange (gains)/losses and other (income)/expenses	(2.1)	(0.9)	(1.8)	(1.1)
Adjusted EBITDA	$118.7	$128.0	$519.6	$516.1
Basic weighted average shares outstanding	186.4	185.5	186.1	182.9
Adjusted EBITDA per share	$0.64	$0.69	$2.79	$2.82

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2018	2017	2018	2017
Net Income	$(31.3)	$43.5	$139.0	$194.7
Foreign exchange (gains)/losses and other (income)/expenses	(2.1)	(2.7)	(1.8)	(2.9)
Impairment of royalty, stream and working interests	76.0	—	76.0	—
Impairment of investments	—	4.5	—	4.5
Tax effect of adjustments	(0.3)	1.0	(0.6)	(0.1)
Other tax related adjustments:
Valuation allowance	—	—	—	0.1
Utilization of tax attributes for which no deferred tax asset was previously recognized	—	(1.3)	—	(5.1)
Barbados Tax Reform impact	2.4	—	2.4	—
U.S. Tax Reform impact	—	7.1	2.0	7.1
Adjusted Net Income	$44.7	$52.1	$217.0	$198.3
Basic weighted average shares outstanding	186.4	185.5	186.1	182.9
Adjusted Net Income per share	$0.24	$0.28	$1.17	$1.08

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2018	2017
ASSETS
Cash and cash equivalents (Note 5)	$69.7	$511.1
Receivables	75.5	65.9
Prepaid expenses and other (Note 7)	33.3	39.4
Current assets	178.5	616.4

Royalty, stream and working interests, net (Note 8)	4,555.6	3,939.2
Investments (Note 6)	169.7	203.1
Deferred income tax assets	17.3	14.5
Other assets (Note 9)	10.7	15.2
Total assets	$4,931.8	$4,788.4

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$23.6	$21.5
Current income tax liabilities	1.4	1.1
Current liabilities	25.0	22.6

Debt (Note 13)	207.6	—
Deferred income tax liabilities	67.3	60.3
Total liabilities	299.9	82.9

SHAREHOLDERS’ EQUITY (Note 18)
Share capital	5,158.3	5,107.8
Contributed surplus	15.6	14.2
Deficit	(321.7)	(310.0)
Accumulated other comprehensive loss	(220.3)	(106.5)
Total shareholders’ equity	4,631.9	4,705.5
Total liabilities and shareholders’ equity	$4,931.8	$4,788.4

Commitments and Contingencies (Notes 20 and 21)
Subsequent events (Note 23)

The accompanying notes are an integral part of these consolidated financial statements and can be found in our 2018 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars, except per share amounts)

	2018	2017
Revenue (Note 14)	$653.2	$675.0

Cost of sales
Costs of sales (Note 15)	118.2	142.0
Depletion and depreciation	247.7	273.0
Total costs of sales	365.9	415.0
Gross profit	287.3	260.0

Other operating expenses (income)
General and administrative expenses	22.6	24.9
Impairment of royalty, streams and working interests (Note 8)	76.0	—
Gain on sale of gold bullion	(0.1)	(0.3)
Total other operating expenses (income)	98.5	24.6
Operating income	188.8	235.4
Foreign exchange gain and other income (expenses)	1.8	1.1
Realized gain on investments	—	2.0
Impairment of investments	—	(4.5)
Income before finance items and income taxes	190.6	234.0

Finance items
Finance income	3.1	5.4
Finance expenses	(4.6)	(3.4)
Net income before income taxes	189.1	236.0

Income tax expense (Note 17)	50.1	41.3
Net income	$139.0	$194.7

Other comprehensive (loss) income

Items that may be reclassified subsequently to profit and loss:
Changes in the fair value of available-for-sale investments, net of income
tax (Note 6)	—	38.4
Reclassification for realized loss in fair value of available-for-sale investments (Note 6)	—	2.4
Currency translation adjustment	(68.3)	77.2

Items that will not be reclassified subsequently to profit and loss:
Changes in the fair value of equity investments at fair value through other
comprehensive income, net of income tax (Note 6)	(18.4)	—
Other comprehensive (loss) income	(86.7)	118.0

Comprehensive income	$52.3	$312.7
Basic earnings per share (Note 19)	$0.75	$1.06
Diluted earnings per share (Note 19)	$0.75	$1.06

The accompanying notes are an integral part of these consolidated financial statements and can be found in our 2018 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	2018	2017
Cash flows from operating activities
Net income	$139.0	$194.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	247.7	273.0
Non-cash costs of sales	7.1	7.7
Share-based payments	5.2	4.6
Impairment of royalty, stream and working interests	76.0	—
Unrealized foreign exchange gain	(0.4)	(1.7)
Gain on investments	—	(2.0)
Impairment of investments	—	4.5
Deferred income tax expense	10.0	21.8
Other non-cash items	(1.1)	(1.9)
Acquisition of gold bullion	(25.6)	(24.1)
Proceeds from sale of gold bullion	12.5	19.0
Operating cash flows before changes in non-cash working capital	470.4	495.6
Changes in non-cash working capital:
(Increase) decrease in receivables	(9.6)	5.2
Decrease in prepaid expenses and other	11.6	3.3
Increase (decrease) in current liabilities	2.4	(15.5)
Net cash provided by operating activities	474.8	488.6

Cash flows from investing activities
Acquisition of royalty, stream and working interests	(988.0)	(499.5)
Acquisition of energy well equipment	(1.6)	(1.7)
Proceeds from sale of investments	0.9	12.6
Acquisition of investments	—	(12.3)
Net cash used in investing activities	(988.7)	(500.9)

Cash flows from financing activities
Proceeds from draw of credit facilities	237.0	—
Repayment of credit facility	(27.0)	—
Credit facility amendment costs	(0.5)	(1.0)
Payment of dividends	(136.1)	(125.8)
Proceeds from exercise of warrants	—	356.4
Proceeds from exercise of stock options	4.2	10.1
Net cash provided by financing activities	77.6	239.7
Effect of exchange rate changes on cash and cash equivalents	(5.1)	30.7
Net change in cash and cash equivalents	(441.4)	258.1
Cash and cash equivalents at beginning of period	511.1	253.0
Cash and cash equivalents at end of period	$69.7	$511.1

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$3.7	$2.4
Income taxes paid	$28.5	$38.2

The accompanying notes are an integral part of these consolidated financial statements and can be found in our 2018 Annual Report available on our website